SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PORTUGAL TELECOM, SGPS, S.A.
Public Company
Head Offices: Av. Fontes Pereira de Melo, 40 – 1069-300 LISBOA
Company Registration number 503 215 058
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry
of Lisbon under number 03602/940706, Section 4

DIVIDEND’S PAYMENT FOR 2002

Pursuant to the terms of sub paragraph e) of no. 2 and no. 3 of article 2 of the Portuguese Securities Market Commission’s Regulation no. 11/2000 and the decision of the Shareholders’ Meeting of April 4, 2003, Shareholders are hereby informed that the following 2002 dividends shall be paid on May 2, 2003, as set out below:

1.     Privatized ordinary shares:

Resident Shareholders Gross dividend Withholding Tax (IRS/IRC) (7.5%) (a) Inheritance and Gift Tax (5%) Net Dividend	Euro 0.160 Euro 0.012 Euro 0.008 Euro 0.140
Non-Resident Shareholders Gross dividend Withholding Tax (IRS/IRC) (12.5%) (a) Inheritance and Gift Tax (5%) Net Dividend	Euro 0.160 Euro 0.020 Euro 0.008 Euro 0.132

(a)     Resulting from the application of the fiscal benefit referred to in article 59 of the Statute of Fiscal Benefits.

2.     “A” Shares owned by the Portuguese State and which have still not been privatized:

Gross dividend Withholding Tax (IRS/IRC) (15%) Net Dividend	Euro 0.160 Euro 0.024 Euro 0.136

Payment shall be made through the Securities Clearing House pursuant to the terms of article 53 of the Regulation no. 3/2000 and Circular no. 1/2000 of Interbolsa. Shareholders entitled to an exemption or legally dispensed from withholding tax should provide the company with evidence thereof, up to 5 working days prior to the date upon which the dividend is payable.

As of April 28, 2003 (ex-date), the trading of PT shares on the Stock Exchanges will not grant dividend rights. Record date: April 30, 2003.

Lisbon, April 16, 2003

PORTUGAL TELECOM, SGPS, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.